OMB APPROVAL
OMB Number:	3235-0058
Expires:	October 31, 2018
Estimated average burden
hours per response	2.50

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Insys Therapeutics, Inc.

(Full Name of Registrant)

1333 S. Spectrum Blvd, Suite 100, Chandler, Arizona
(Address, Including City, State and Zip Code, of Principal Executive Office)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Audit Committee of the Company’s Board of Directors has been conducting an independent review of the Company’s processes related to estimation of, and increases to, certain sales allowances recorded during 2016, as well as extended payment terms offered to certain customers during the third quarter of 2016.  The Company cannot reasonably file its Annual Report on Form 10-K for the fiscal year ended December 31, 2016 until such review is completed, which is not expected to occur until after the prescribed filing deadline.  Based upon available information, the Company expects that it will be able to complete the preparation and filing of the Form 10-K within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darryl S. Baker, Chief Financial Officer	(480)	500-3127
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above in Part III, the Audit Committee of the Company’s Board of Directors has been conducting an independent review of the Company’s processes related to estimation of, and increases to, certain sales allowances recorded during 2016, as well as extended payment terms offered to certain customers during the third quarter of 2016. The Company currently anticipates its 2016 net revenue will decrease by approximately 25% compared to 2015 net revenue and its 2016 net income will decrease by approximately 90% compared to 2015 net income.

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company’s estimated timing for the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company’s, or its independent registered public accounting firm’s, inability to complete the work required to file its Annual Report in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and any subsequent updates in the Company’s Quarterly Reports on Form 10-Q.  The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

Insys Therapeutics, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2017	By	/s/ Darryl S. Baker
Darryl S. Baker Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).